July 25, 2016

Re:	Kinsale Capital Group, Inc. Registration Statement on Form S-1 Registration No. 333-212394

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 3,100 copies of the preliminary prospectus dated July 18, 2016, were distributed during the period from July 18, 2016 through the date hereof to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Kinsale Capital Group, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on July 27, 2016, or as soon thereafter as is practicable.

Very truly yours,

J.P. Morgan Securities LLC William Blair & Company, L.L.C. Acting severally on behalf of themselves and the several Underwriters By: J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Managing Director

By: WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Steve Maletzky
Name:	Steve Maletzky
Title:	Managing Director

[Signature Page to Acceleration Request]